DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Patrick J. O’Malley patrick.omalley@dlapiper.com T 858.677.1471 F 858.638.5071

January 27, 2016
Via UPS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:      Christina Chalk

Re:	Root9B Technologies, Inc.
Schedule TO-I filed January 11, 2016
File No. 5-80231

Dear Ms. Chalk:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated January 23, 2016, to Howard Jacobs, Esq., General Counsel of Root9B Technologies, Inc. (the “Company”) regarding the Schedule TO-I filed by the Company on January 11, 2016.

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Schedule TO – Item 10.  Financial Statements

1.
You incorporate by reference to financial statement contained in the Company’s periodic reports. However, where financial statements are material in the context of the offer, you must additionally include summary financial statements with the offer materials. Please revise, and advise how you intend to disseminate.

Response:

In response to the Staff’s comment, the Company has revised the Schedule TO to include the summary financial statements required by Item 1010(c) of Regulation M-A, as well as the pro forma financial information specified in Item 1010(b) of Regulation M-A.

Exhibit (a)(1)(A) - Offer to Amend and Exercise – Conditions, page 6

2.
We note the disclosure that “the Company will not accept any Election to Participate and Amend and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act.” In your response letter, explain why this requirement complies with the all-holders provisions of Rule 13e-4(f)(8)(i). In addition, explain what Securities Act exemption would be available here, where the tendering warrant holder was not able to certify to accredited status, and how the Company would make the determination as to availability of such exemption at the time of tender. Your analysis should include the facts supporting the availability of any Securities Act exemption that would be available for the issuance of the new warrants and the underlying common shares. We may have additional comments after reviewing your response.

January 27, 2016
Page Two

Response:

The Company has indicated in the Offer to Amend and Exercise that all holders of Original Warrants, whether accredited or non-accredited, are eligible to participate in the Offer to Amend and Exercise. Accordingly, the Offer to Amend and Exercise is open to all holders of Original Warrants as required by Rule 13e-4(f)(8)(i). The Company intends to rely on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder for an exemption of the Offer to Amend and Exercise, including the issuance of the new warrants, if any, and the underlying common shares.

The Company initially issued the Original Warrants to investors in a private placement transaction, with closings occurred on December 26, 2012, January 25, 2013 and February 26, 2013, in each case in reliance on the exemption from registration provided by Rule 506(b) of Regulation D. All holders of the Original Warrants represented to the Company at the time of their acquisition of the Original Warrants that they were "accredited investors" within the meaning of Rule 501 under Regulation D.

Based on each holder’s representations at time of the private placement transaction, the Company anticipates that each of the holders of the Original Warrants will continue to qualify as “accredited investors” within the meaning of Rule 501 under Regulation D. In order to determine whether the holders of the Original Warrants continue to qualify as accredited investors, the holders of Original Warrants are required to complete an accredited investor questionnaire (however, as specifically stated in the Offer to Amend and Exercise, the holders will not be required to qualify as an accredited investor in order to participate in the Offer to Amend and Exercise). The Company and its legal counsel will review accredited investor questionnaires as they are received through the Expiration Date. In the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants desiring to participate in the Offer to Amend and Exercise which questionnaire indicates that such holder is no longer an “accredited investor” within the meaning of Rule 501 under Regulation D, the Company will, prior to the Expiration Date (as the same may be extended by the Company in accordance with the Exchange Act and the rules promulgated thereunder), file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D, thereby satisfying the requirements of Rule 506(b). In such a circumstance, the Company will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and the rules promulgated thereunder.

As stated above, based on their prior representations, the Company anticipates that each of the holders of the Original Warrants are accredited investors, and that the Offer to Amend and Exercise will qualify for an exemption from registration under the Securities Act. The Company does not anticipate that any holder of Original Warrants who desires to participate in the Offer to Amend and Exercise will fail to continue to qualify as an accredited investor, but, in the event that one or more holders does fail to qualify, the Company believes that (a) it is unlikely that the number of such holders will be greater than thirty-five; and (b) the procedure outlined above will satisfy the information requirements of Rule 502.

January 27, 2016
Page Three

We and the Company very much appreciate the Staff’s attention to the review of the Schedule TO-I.  Please do not hesitate to contact me at (858) 677 1471 if you have any questions regarding this letter or the Schedule TO-I.

Very truly yours,

DLA Piper LLP (US)

/s/ Patrick J. O’Malley
Patrick J. O’Malley

cc:	Howard Jacobs, Esq.